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                              January 9, 2024

       Jennifer K. Simpson, Ph.D., MSN, CRNP
       Chief Executive Officer
       Panbela Therapeutics, Inc.
       712 Vista Blvd, Suite 305
       Waconia, Minnesota 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 4,
2024
                                                            File No. 333-276367

       Dear Jennifer K. Simpson:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the headings on your cover page to quantify the volume of the Class E, Class
                                                        F and Pre-Funded
Warrants you will be registering.
   2. We note your disclosure that you have engaged Roth Capital Partners to act as your placement agent in a
best efforts offering. Please revise your cover page to disclose the termination date of the
offering. See Item 501(b)(8)(iii) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jennifer K. Simpson, Ph.D., MSN, CRNP
Panbela Therapeutics, Inc.
January 9, 2024
Page 2

statement.

       Please contact Tim Buchmiller at 202-551-3635 or Laura Crotty at 202-551-7614 with any other questions.



                                                     Sincerely,
FirstName LastNameJennifer K. Simpson, Ph.D., MSN, CRNP
                                                     Division of Corporation
Finance
Comapany NamePanbela Therapeutics, Inc.
                                                     Office of Life Sciences
January 9, 2024 Page 2
cc:       Joshua L. Colburn, Esq.
FirstName LastName